Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 11, 2021 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2021 and the audited consolidated financial statements for the year ended December 31, 2020 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Overview
The Company’s first quarter results were positively impacted by the continued recovery in benchmark oil prices and narrower differentials. The Company reported first quarter net income of $21.7 million and adjusted net earnings of $95.1 million, compared to a net loss of $2.32 billion and adjusted net earnings of $48.7 million in the first quarter of 2020. Net debt was also reduced by $135.8 million through excess cash flow generated during the quarter, resulting in net debt of $2.01 billion at March 31, 2021.
Production volumes totaled 119,384 boe/d during the quarter, down 16 percent from 141,330 boe/d during the first quarter of 2020. With the collapse in commodity prices in 2020, the Company significantly reduced its capital development program which has resulted in lower production volumes. In the first quarter of 2021, development capital spending totaled $119.2 million with the drilling of 65 (64.6 net) wells, targeted towards the Company’s major operating areas.
The Company remained active with its hedging portfolio during the quarter, protecting against commodity price volatility. As of the date of this report, the Company has over 40 percent of its oil and liquids production, net of royalty interest, hedged through the remainder of 2021.
Subsequent to the quarter, the Company successfully closed the acquisition of Kaybob Duvernay assets in Alberta from Shell Canada Energy on April 1, 2021, as previously announced. The acquisition includes production of approximately 30,000 boe/d, weighted 65 percent towards condensate and liquids, and approximately 500 net sections of land in the Kaybob area. The transaction is in line with the Company’s core principles and is also expected to enhance the Company’s free cash flow profile. Crescent Point remains committed to strengthening its balance sheet and sustainability in 2021 and will also continue to evaluate opportunities to further enhance its asset portfolio through strategic acquisitions and dispositions.
Results of Operations
Production

	Three months ended March 31
	2021	2020	% Change
Crude oil (bbls/d)	95,276	111,928	(15)
NGLs (bbls/d)	13,319	17,493	(24)
Natural gas (mcf/d)	64,732	71,451	(9)
Total (boe/d)	119,384	141,330	(16)
Crude oil and NGLs (%)	91	92	(1)
Natural gas (%)	9	8	1
Total (%)	100	100	—
The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area (boe/d)	2021	2020	% Change
Saskatchewan	82,384	102,210	(19)
Alberta	14,043	17,113	(18)
United States	22,957	22,007	4
Total	119,384	141,330	(16)
Total production averaged 119,384 boe/d during the first quarter of 2021 compared to 141,330 boe/d in the first quarter of 2020. The 16 percent decrease was primarily due to a significantly reduced development capital program in response to the global pandemic and the collapse in crude oil prices in 2020.

CRESCENT POINT ENERGY CORP.	1

The Company's weighting to crude oil and natural gas liquids ("NGLs") production has remained relatively consistent with the comparative period.
Exhibit 1
Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2021	2020	% Change
Crude oil ($/bbl)	65.17	49.21	32
NGLs ($/bbl)	37.70	17.28	118
Natural gas ($/mcf)	4.50	3.03	49
Total ($/boe)	58.65	42.64	38
(1) The average selling prices reported are before realized commodity derivatives and transportation.

	Three months ended March 31
Benchmark Pricing	2021	2020	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	57.80	46.08	25
WTI crude oil (Cdn$/bbl)	73.16	61.94	18
Crude Oil Differentials
LSB crude oil (Cdn$/bbl) (2)	(6.33)	(10.42)	(39)
FOS crude oil (Cdn$/bbl) (3)	(11.87)	(18.37)	(35)
UHC crude oil (US$/bbl) (4)	(1.93)	(2.25)	(14)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (5)	3.12	2.04	53
AECO monthly index natural gas (Cdn$/mcf)	2.93	2.14	37
NYMEX natural gas (US$/mmbtu) (6)	2.69	1.95	38
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.790	0.744	6
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)AECO refers to the Alberta Energy Company natural gas price.
(6)NYMEX refers to the New York Mercantile Exchange natural gas price.
Crude oil prices continued to rebound in the first quarter with improving fundamentals, market optimism generated by COVID-19 vaccinations and the continuation of coordinated supply cuts by OPEC. The US$ WTI benchmark price increased 25 percent on average during the first quarter of 2021, compared to the same period in 2020.
Natural gas prices were stronger due to increased heating demand from colder winter temperatures, higher industrial demand and lower inventory levels from cuts to producer capital budgets in 2020. The growth in oil sands activity, which requires natural gas, also increased demand in Alberta to record highs in the first quarter of 2021. The AECO daily benchmark price was 53 percent higher in the first quarter of 2021 compared to the same period in 2020.
U.S. natural gas prices were also higher on average in the first quarter of 2021 due to increased heating demand and the recovery of LNG demand which was significantly impacted in the prior year by demand losses from the COVID-19 pandemic and high global inventory levels. The NYMEX benchmark gas price was 38 higher in the first quarter of 2021 compared to the same period in 2020.

CRESCENT POINT ENERGY CORP.	2

Exhibit 2
Canadian crude oil differentials narrowed in the first quarter of 2021, primarily due to increased demand from downstream refiners, and lower inventory levels in the U.S. and Canada due to industry wide production shut-ins and reduced capital activity throughout 2020.
For the three months ended March 31, 2021, the Company's average selling price for crude oil increased 32 percent from the same period in 2020, primarily due to the 25 percent increase in the US$ WTI benchmark price and a narrower corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the three months ended March 31, 2021 was $7.99 per bbl compared to $12.73 per bbl in the first quarter of 2020.
In the first quarter of 2021, the Company's average selling price for NGLs more than doubled, from $17.28 per bbl in the first quarter of 2020 to $37.70 per bbl. The increase in average selling prices for NGLs was primarily due to the increase in US$ WTI, an increase in propane benchmark prices and stronger differentials on condensate.
The Company's average selling price for natural gas for the three months ended March 31, 2021 increased 49 percent from $3.03 per mcf in the first quarter of 2020 to $4.50 per mcf, primarily as a result of the 53 percent increase in the AECO daily benchmark price.
Exhibit 3
Exhibit 4
(1)Excludes Uinta Basin assets sold in October 2019.

CRESCENT POINT ENERGY CORP.	3

Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars, and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 17 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended March 31, 2021 for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains (losses):

	Three months ended March 31
($ millions, except volume amounts)	2021	2020	% Change
Average crude oil volumes hedged (bbls/d) (1)	57,000	60,500	(6)
Crude oil realized derivative gain (loss) (1)	(58.8)	56.3	(204)
per bbl	(6.86)	5.53	(224)
Average natural gas volumes hedged (GJ/d) (2)	25,000	—	—
Natural gas realized derivative loss	(0.9)	—	—
per GJ	(0.15)	—	—
Average barrels of oil equivalent hedged (boe/d) (1)	60,949	60,500	1
Total realized commodity derivative gains (losses) (1)	(59.7)	56.3	(206)
per boe	(5.55)	4.38	(227)
(1)The crude oil realized derivative gain (loss) for the three months ended March 31, 2021 includes the realized derivative gains and losses on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.
(2)GJ/d is defined as gigajoules per day.
The Company recorded a $58.8 million realized derivative loss for crude oil for the three months ended March 31, 2021, compared to a realized derivative gain of $56.3 million in the first quarter of 2020. The realized derivative loss in the first quarter of 2021 was largely attributable to the increase in the Cdn$ WTI benchmark price and the decrease in the Company's average derivative crude oil price. During the three months ended March 31, 2021, the Company's average derivative crude oil price decreased by $10.47 per bbl, from $72.17 per bbl in the first quarter of 2020 to $61.70 per bbl in the first quarter of 2021.
Crescent Point's realized derivative loss for gas was $0.9 million for the three months ended March 31, 2021 due to the higher average AECO monthly index price compared to the Company's average derivative gas price of $2.38 per GJ.
Exhibit 5
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended March 31
($ millions)	2021	2020	% Change
Crude oil	(82.2)	258.6	(132)
Natural gas	(1.0)	—	—
Total unrealized commodity derivative gains (losses)	(83.2)	258.6	(132)

CRESCENT POINT ENERGY CORP.	4

For the three months ended March 31, 2021, the Company recognized a total unrealized derivative loss of $83.2 million on its commodity contracts compared to an unrealized derivative gain of $258.6 million in the first quarter of 2020. The unrealized derivative loss in the first quarter of 2021 was primarily attributable to crude oil contracts and reflects the increase in the Cdn$ WTI forward benchmark prices at March 31, 2021 compared to December 31, 2020.
Oil and Gas Sales

	Three months ended March 31
($ millions) (1)	2021	2020	% Change
Crude oil sales	558.8	501.3	11
NGL sales	45.2	27.5	64
Natural gas sales	26.2	19.6	34
Total oil and gas sales	630.2	548.4	15
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales increased by 15 percent from $548.4 million in the first quarter of 2020 to $630.2 million in the first quarter of 2021, primarily due to the increase in realized crude oil prices, partially offset by lower production.
Exhibit 6
Royalties

	Three months ended March 31
($ millions, except % and per boe amounts)	2021	2020	% Change
Royalties	85.7	73.0	17
As a % of oil and gas sales	14	13	1
Per boe	7.98	5.68	40
Royalties increased 17 percent in the first quarter of 2021, largely due to the 15 percent increase in oil and gas sales. Royalties as a percentage of oil and gas sales increased slightly in the first quarter of 2021 compared to the same period in 2020, reflecting higher benchmark oil prices which increased crown royalty rates.
Exhibit 7

CRESCENT POINT ENERGY CORP.	5

Operating Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2021	2020	% Change
Operating expenses	142.6	158.3	(10)
Per boe	13.27	12.31	8
Operating expenses decreased 10 percent in the first quarter of 2021 due to cost savings recognized from the continued roll-out of the Company's operational technology ("OT") platform, partially offset by higher third party processing fees. On a per boe basis, operating expenses were 8 percent higher primarily due to lower production volumes.
Exhibit 8
Transportation Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2021	2020	% Change
Transportation expenses	25.1	28.8	(13)
Per boe	2.34	2.24	4
Transportation expenses decreased 13 percent in the first quarter of 2021 primarily due to lower production volumes. Transportation expenses per boe increased by $0.10 per boe or 4 percent primarily due to higher pipeline tariffs.
Exhibit 9

CRESCENT POINT ENERGY CORP.	6

Netback

	Three months ended March 31
	2021	2020
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	58.65	42.64	38
Royalties	(7.98)	(5.68)	40
Operating expenses	(13.27)	(12.31)	8
Transportation expenses	(2.34)	(2.24)	4
Operating netback (1)	35.06	22.41	56
Realized gain (loss) on commodity derivatives	(5.55)	4.38	(227)
Netback (1)	29.51	26.79	10
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the three months ended March 31, 2021 increased 56 percent to $35.06 per boe from $22.41 per boe in the first quarter of 2020. The increase in the Company's operating netback was primarily due to the increase in average selling price, partially offset by higher royalties. The increase in the Company's netback was the result of the increase in the operating netback, partially offset by the realized loss on commodity derivatives.
Exhibit 10
General and Administrative Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2021	2020	% Change
Gross general and administrative expenses	28.1	41.7	(33)
Overhead recoveries	(5.6)	(7.8)	(28)
Capitalized	(7.3)	(9.4)	(22)
Total general and administrative expenses	15.2	24.5	(38)
Transaction costs	(0.1)	(4.7)	(98)
General and administrative expenses	15.1	19.8	(24)
Per boe	1.41	1.54	(8)
General and administrative ("G&A") expenses decreased by 24 percent from $19.8 million in the first quarter of 2020 to $15.1 million in the first quarter of 2021. The decrease was primarily attributable to lower employee costs and lower professional fees from cost reduction initiatives, partially offset by lower overhead recoveries resulting from lower production and capital spending levels.
On a per boe basis, G&A expenses decreased 8 percent in the first quarter of 2021 due to the reduction in total G&A discussed above, partially offset by a decrease in production volumes.

CRESCENT POINT ENERGY CORP.	7

Exhibit 11
Interest Expense

	Three months ended March 31
($ millions, except per boe amounts)	2021	2020	% Change
Interest expense on long-term debt	23.9	27.3	(12)
Unrealized gain on CCS - interest and interest derivative contracts	(0.1)	(17.8)	(99)
Interest expense	23.8	9.5	151
Per boe	2.22	0.74	200
Interest expense on long-term debt decreased 12 percent in the first quarter of 2021 primarily due to lower debt balances with the Company's ongoing focus on balance sheet strength.
During the three months ended March 31, 2021, the Company recognized a $0.1 million unrealized gain on interest rate derivatives compared to $17.8 million in the first quarter of 2020. The unrealized gain in the first quarter of 2021 was primarily due to a higher floating interest rate on the Company's interest derivative contracts at March 31, 2021 compared to December 31, 2020, partially offset by the impact of the stronger Canadian dollar at March 31, 2021 as compared to December 31, 2020 on the interest payments related to the Company's cross currency swaps ("CCS").
Crescent Point manages its interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At March 31, 2021, approximately 100 percent of the Company's long-term debt, including the impact of related derivatives, had fixed interest rates.
Exhibit 12
Foreign Exchange Gain

	Three months ended March 31
($ millions)	2021	2020	% Change
Realized gain (loss) on CCS - principal	(13.6)	62.0	(122)
Translation of US dollar long-term debt	25.5	(197.9)	(113)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	(9.1)	142.1	(106)
Other	(1.4)	2.6	(154)
Foreign exchange gain	1.4	8.8	(84)

CRESCENT POINT ENERGY CORP.	8

Crescent Point has US dollar denominated debt, including short-term London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the three months ended March 31, 2021, the Company realized a $13.6 million loss on CCS related to LIBOR loan maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. Crescent Point recorded a foreign exchange gain of $25.5 million on the translation of US dollar long-term debt and accrued interest in the three months ended March 31, 2021, compared to a foreign exchange loss of $197.9 million in the first quarter of 2020. The foreign exchange gain from the translation of US dollar long-term debt and accrued interest in the first quarter of 2021 was attributable to a stronger Canadian dollar at March 31, 2021 as compared to December 31, 2020.
The Company recognized an unrealized loss on foreign exchange derivatives of $9.1 million for the three months ended March 31, 2021 compared to an unrealized gain of $142.1 million in the same period of 2020. The unrealized loss in the first quarter of 2021 reflects the impact of the stronger forward Canadian dollar at March 31, 2021 as compared to December 31, 2020 on the Company's CCS.
Share-based Compensation Expense (Recovery)

	Three months ended March 31
($ millions, except per boe amounts)	2021	2020	% Change
Share-based compensation costs	31.1	(8.4)	(470)
Realized gain on equity derivative contracts	(9.7)	—	—
Unrealized gain on equity derivative contracts	(10.5)	—	—
Capitalized	(6.5)	0.3	(2,267)
Share-based compensation expense (recovery)	4.4	(8.1)	(154)
Per boe	0.41	(0.63)	(165)
The Company recorded share-based compensation ("SBC") costs of $31.1 million in the first quarter of 2021 compared to a recovery of $8.4 million in the first quarter of 2020. The higher SBC costs in the first quarter of 2021 primarily relates to an increase in the fair value of cash-settled plans as a result of the increase in the Company's share price.
During the three months ended March 31, 2021, the Company recognized an unrealized gain of $10.5 million on equity derivative contracts, primarily due to the increase in the Company's share price at March 31, 2021 compared to December 31, 2020. The Company also recognized a realized gain of $9.7 million on an equity derivative contract which matured during the quarter.
Exhibit 13

CRESCENT POINT ENERGY CORP.	9

The following table summarizes the number of Restricted Shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	March 31, 2021	March 31, 2020
Restricted Share Bonus Plan (1)	4,344,190	3,080,145
Employee Share Value Plan	10,252,056	—
Performance Share Unit Plan (2)	5,843,263	4,602,334
Deferred Share Unit Plan	1,314,624	335,873
Stock Option Plan (3)	5,928,149	2,748,049
(1)At March 31, 2021, the Company was authorized to issue up to 14,704,927 common shares (March 31, 2020 - 9,209,668 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At March 31, 2021, the weighted average exercise price is $3.91 per share (March 31, 2020 - $7.55 per share).
As of the date of this report, the Company had 4,239,696 restricted shares, 6,770,162 ESVP awards, 5,843,263 PSUs, 1,432,575 DSUs and 6,403,819 stock options outstanding.
Depletion, Depreciation, Amortization and Impairment

	Three months ended March 31
($ millions, except per boe amounts)	2021	2020	% Change
Depletion and depreciation	136.8	235.2	(42)
Amortization of exploration and evaluation undeveloped land	13.8	21.7	(36)
Depletion, depreciation and amortization	150.6	256.9	(41)
Impairment	—	3,557.8	(100)
Depletion, depreciation, amortization and impairment	150.6	3,814.7	(96)
Per boe, before impairment	14.02	19.97	(30)
Per boe	14.02	296.61	(95)
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment for the three months ended March 31, 2021 was $14.02 per boe, compared to $19.97 per boe in the first quarter of 2020. The 30 percent decrease in the DD&A rate per boe in the first quarter of 2021 was primarily due to the impairment expense booked in the first quarter of 2020, which reduced the value of the Company's property, plant and equipment ("PP&E").
During the three months ended March 31, 2020, the Company recorded impairment expense of $3.56 billion on its development and production assets primarily due to the significant decrease in forecast benchmark commodity prices.
Exhibit 14
Taxes

	Three months ended March 31
($ millions)	2021	2020	% Change
Current tax expense	—	—	—
Deferred tax expense (recovery)	7.0	(605.2)	(101)
Current Tax Expense
In the first quarters of 2021 and 2020, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form for the year ended December 31, 2020 for information on the Company's expected tax horizon.

CRESCENT POINT ENERGY CORP.	10

Deferred Tax Expense (Recovery)
In the three months ended March 31, 2021, the Company recorded deferred tax expense of $7.0 million compared to a deferred tax recovery of $605.2 million in the first quarter of 2020. The deferred tax expense in the first quarter of 2021 reflects the pre-tax income recorded in the period. The deferred tax recovery in 2020 primarily relates to the pre-tax loss resulting from the impairment expense recognized, partially offset by the change in estimate for future usable tax pools.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended March 31
($ millions, except per share amounts)	2021	2020	% Change
Cash flow from operating activities	303.7	329.3	(8)

Adjusted funds flow from operations (1)	262.7	309.5	(15)

Net income (loss)	21.7	(2,324.1)	(101)
Net income (loss) per share - diluted	0.04	(4.40)	(101)

Adjusted net earnings from operations (1)	95.1	48.7	95
Adjusted net earnings from operations per share - diluted (1)	0.18	0.09	100
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
Cash flow from operating activities decreased from $329.3 million in the first quarter of 2020 to $303.7 million in the first quarter of 2021. Changes in cash flow from operating activities were due to fluctuations in adjusted funds flow from operations ("FFO"), working capital, decommissioning expenditures and transaction costs.
Exhibit 15

CRESCENT POINT ENERGY CORP.	11

The Company's adjusted FFO decreased in the three months ended March 31, 2021 to $262.7 million, compared to $309.5 million in the first quarter of 2020. The decrease is primarily a result of the realized commodity derivative loss and the lower production volumes, partially offset by a higher operating netback.
Exhibit 16
In the three months ended March 31, 2021, the Company reported net income of $21.7 million compared to a net loss of $2.32 billion in the same period in 2020, primarily as a result of the decrease in impairment expense and the unrealized foreign exchange gain on long-term debt, partially offset by fluctuations in deferred taxes, the unrealized derivative loss, other loss and lower adjusted FFO. In the first quarter of 2021, the Company recorded net income per share - diluted of $0.04 compared to a net loss per share - diluted of $4.40 in the first quarter of 2020.
Exhibit 17
The Company's adjusted net earnings from operations for the three months ended March 31, 2021 was $95.1 million compared to $48.7 million in the first quarter of 2020, primarily due to the decrease in depletion, partially offset by the decrease in adjusted FFO and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted for the three months ended March 31, 2021 increased to $0.18 from $0.09 in the first quarter of 2020.
Exhibit 18

CRESCENT POINT ENERGY CORP.	12

Dividends

	Three months ended March 31
($ millions, except per share amounts)	2021	2020	% Change
Dividends declared to shareholders	1.3	5.3	(75)
Dividends declared to shareholders per share	0.0025	0.0100	(75)
Capital Expenditures

	Three months ended March 31
($ millions)	2021	2020	% Change
Capital acquisitions	—	1.4	(100)
Capital dispositions	(7.2)	(506.9)	(99)
Development capital expenditures	119.2	320.1	(63)
Land expenditures	0.9	0.8	13
Capitalized administration (1)	13.6	9.4	45
Corporate assets	0.7	1.2	(42)
Total	127.2	(174.0)	(173)
(1)Capitalized administration excludes capitalized equity-settled SBC.
Capital Acquisitions and Dispositions
In the three months ended March 31, 2021, the Company completed minor property dispositions for total net consideration of $7.2 million, resulting in a loss of $17.3 million. These minor property dispositions were completed with full tax pools and no working capital items.
In the three months ended March 31, 2020, the Company's Saskatchewan gas infrastructure disposition closed for consideration of $500.0 million, resulting in a gain of $301.7 million.
Development Capital Expenditures
The Company's development capital expenditures for the three months ended March 31, 2021 were $119.2 million, compared to $320.1 million in the same period in 2020. In the first quarter of 2021, 65 (64.6 net) wells were drilled and $13.6 million was spent on facilities and seismic.
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2021.
Exhibit 19
Lease Liability
At March 31, 2021, the Company had $151.7 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability decreased by $86.5 million in the first quarter of 2021, from $1.02 billion at December 31, 2020 to $936.2 million at March 31, 2021. The decrease primarily relates to changes in inflation and discount rate estimates. The liability was based on estimated undiscounted and uninflated cash flows to settle the obligation of $980.3 million.

CRESCENT POINT ENERGY CORP.	13

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	March 31, 2021	December 31, 2020
Net debt (1)	2,013.4	2,149.2
Shares outstanding	530,368,769	530,035,922
Market price at end of period (per share)	5.24	2.97
Market capitalization (1)	2,779.1	1,574.2
Enterprise value (1)	4,792.5	3,723.4
Net debt as a percentage of enterprise value	42	58
Adjusted funds flow from operations (1) (2)	827.6	874.4
Net debt to adjusted funds flow from operations (1)	2.4	2.5
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
At March 31, 2021, Crescent Point's enterprise value was $4.79 billion and the Company was capitalized with 58 percent equity compared to $3.72 billion and 42 percent at December 31, 2020, respectively. The Company's net debt to adjusted funds flow from operations ratio at March 31, 2021 decreased to 2.4 times from 2.5 times at December 31, 2020, largely due to the reduction in net debt.
Exhibit 20
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
The Company has combined revolving credit facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is October 25, 2023. As at March 31, 2021, the Company had approximately $308.1 million drawn on bank credit facilities, including $5.0 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $2.72 billion including cash of $24.0 million.
The Company has made private offerings of senior guaranteed notes raising total gross proceeds of US$1.26 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.

CRESCENT POINT ENERGY CORP.	14

The Company is in compliance with all debt covenants at March 31, 2021 which are listed in the table below:

Covenant Description	Maximum Ratio	March 31, 2021
Senior debt to adjusted EBITDA (1) (2)	3.5	2.5
Total debt to adjusted EBITDA (1) (3)	4.0	2.5
Senior debt to capital (2) (4)	0.55	0.44
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's working capital deficiency and ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities. The Company is continuously monitoring the commodity price environment and actively manages its counterparty exposure to mitigate credit losses and will make adjustments as needed to protect its balance sheet. As at March 31, 2021, Crescent Point has hedged approximately 45 percent of its 2021 oil and liquids production, net of royalty interest, providing further balance sheet protection should commodity prices weaken.
Shareholders' Equity
At March 31, 2021, Crescent Point had 530.4 million common shares issued and outstanding compared to 530.0 million common shares at December 31, 2020. The increase is due to shares issued pursuant to the Restricted Share Bonus Plan and stock option exercises pursuant to the Stock Option Plan.
As of the date of this report, the Company had 581,674,218 common shares outstanding.
Normal Course Issuer Bid ("NCIB")
On March 5, 2021, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the Company's public float, as at February 26, 2021. The NCIB commenced on March 9, 2021 and is due to expire on March 8, 2022. The Company continues to evaluate returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.
Subsequent Events
Acquisition of Kaybob Duvernay Assets
On April 1, 2021, Crescent Point completed the acquisition of Shell Canada Energy's Kaybob Duvernay assets in Alberta. Including closing adjustments, total consideration was approximately $671.4 million in cash and 50.0 million common shares of Crescent Point, which is expected to be allocated substantially to PP&E. Cash consideration was accessed through the Company's credit facility and included the deposit on acquisition of $45.0 million.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2021. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2020.

CRESCENT POINT ENERGY CORP.	15

Summary of Quarterly Results

	2021	2020				2019
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales	630.2	447.8	437.0	259.0	548.4	729.3	769.1	945.2

Average daily production
Crude oil (bbls/d)	95,276	87,512	89,260	94,900	111,928	111,394	119,011	134,951
NGLs (bbls/d)	13,319	13,033	13,458	14,210	17,493	21,406	20,627	20,841
Natural gas (mcf/d)	64,732	64,033	63,988	70,391	71,451	74,347	96,422	100,101
Total (boe/d)	119,384	111,217	113,383	120,842	141,330	145,191	155,708	172,476

Net income (loss)	21.7	(51.2)	0.5	(145.1)	(2,324.1)	(932.1)	(301.7)	198.6
Net income (loss) per share	0.04	(0.10)	—	(0.27)	(4.40)	(1.73)	(0.55)	0.36
Net income (loss) per share – diluted	0.04	(0.10)	—	(0.27)	(4.40)	(1.73)	(0.55)	0.36

Adjusted net earnings (loss) from operations (1)	95.1	85.6	71.0	(27.9)	48.7	49.9	32.6	146.0
Adjusted net earnings (loss) from operations per share (1)	0.18	0.16	0.13	(0.05)	0.09	0.09	0.06	0.27
Adjusted net earnings (loss) from operations per share – diluted (1)	0.18	0.16	0.13	(0.05)	0.09	0.09	0.06	0.27

Cash flow from operating activities	303.7	245.1	219.5	66.6	329.3	396.5	402.2	527.4

Adjusted funds flow from operations (1)	262.7	220.2	235.7	109.0	309.5	418.4	389.2	503.8

Adjusted working capital (deficiency) (2)	(55.9)	(93.4)	(65.5)	(38.7)	(190.5)	(126.1)	(100.2)	(124.7)
Total assets	6,610.7	6,645.9	6,864.2	7,022.8	7,209.7	10,091.8	12,073.3	12,430.7
Total liabilities	3,777.5	3,823.1	3,952.3	4,093.0	4,097.6	4,749.1	5,685.2	5,751.7
Net debt (1)	2,013.4	2,149.2	2,189.2	2,308.6	2,327.9	2,765.3	3,360.0	3,553.5

Weighted average shares – diluted (millions)	536.6	534.4	532.9	531.2	528.3	538.7	548.0	548.2

Capital acquisitions	—	—	—	—	1.4	13.5	0.1	—
Capital dispositions	(7.2)	1.1	(0.9)	(1.5)	(506.9)	(677.3)	(199.3)	(58.3)
Development capital expenditures	119.2	169.4	93.3	72.0	320.1	343.4	362.3	166.2

Dividends declared	1.3	1.4	1.3	1.4	5.3	5.4	5.5	5.5
Dividends declared per share	0.0025	0.0025	0.0025	0.0025	0.0100	0.0100	0.0100	0.0100
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition and long-term investments.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, dispositions, voluntary shut-ins and natural declines.
Net income (loss) has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and foreign exchange rates, PP&E impairments recorded in the first quarter of 2020 and fourth quarter of 2019, gains and losses on capital dispositions, and fluctuations in deferred tax expense (recovery).
Adjusted net earnings (loss) from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and the Company's development capital program.

CRESCENT POINT ENERGY CORP.	16

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the first quarter of 2021.
Guidance
Crescent Point's guidance for 2021 is as follows:

Total Annual Average Production (boe/d) (1)	132,000 - 136,000

Capital Expenditures
Development capital expenditures ($ million)	$575 - $625
Capitalized G&A ($ million)	$35
Total ($ million) (2)	$610 - $660

Other Information for 2021 Guidance
Reclamation activities ($ million) (3)	$15
Capital lease payments ($ million)	$20
Annual operating expenses	$625 - $645 million ($12.75 - $13.25/boe)
Royalties	11.5% - 12.5%
(1)Total annual average production (boe/d) is comprised of ~87% Oil & NGLs and 13% Natural Gas.
(2)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures is allocated as follows: 87% drilling & development and 13% facilities & seismic.
(3)Reflects Crescent Point's portion of its total expected budget.
Crescent Point will continue to evaluate opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders.
Additional information including risk factors relating to Crescent Point and the Company's response to COVID-19 is presented in the Company's December 31, 2020 Annual Information Form and MD&A for the year ended December 31, 2020, which along with other relevant documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	17

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, "excess cash flow", “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized commodity derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. Excess cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations, dividends and other cash items (excluding net acquisitions and dispositions). Management utilizes excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended March 31
($ millions)	2021	2020	% Change
Cash flow from operating activities	303.7	329.3	(8)
Changes in non-cash working capital	(47.2)	(33.1)	43
Transaction costs	0.1	4.7	(98)
Decommissioning expenditures (1)	6.1	8.6	(29)
Adjusted funds flow from operations	262.7	309.5	(15)
(1) Excludes amounts received from government subsidy programs.
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2021	2020	% Change
Net income (loss)	21.7	(2,324.1)	(101)
Amortization of E&E undeveloped land	13.8	21.7	(36)
Impairment	—	3,557.8	(100)
Unrealized derivative (gains) losses	81.7	(418.5)	(120)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(11.9)	135.9	(109)
Unrealized (gain) loss on long-term investments	(2.2)	5.5	(140)
Net (gain) loss on capital dispositions	17.3	(307.5)	(106)
Deferred tax relating to adjustments	(25.3)	(622.1)	(96)
Adjusted net earnings from operations	95.1	48.7	95
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	18

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2021	December 31, 2020	% Change
Long-term debt (1)	2,149.4	2,259.6	(5)
Accounts payable and accrued liabilities	369.0	311.6	18
Long-term compensation liability (2)	32.8	16.3	101
Cash	(24.0)	(8.8)	173
Accounts receivable	(251.2)	(200.5)	25
Prepaids and deposits (3)	(66.0)	(22.7)	191
Long-term investments	(4.7)	(2.5)	88
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(191.9)	(203.8)	(6)
Net debt	2,013.4	2,149.2	(6)
(1)Includes current portion of long-term debt.
(2)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(3)Includes deposit on acquisition.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of equity valuation. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	19

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rate movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Crescent Point’s 2021 production and development capital expenditures guidance;
● Other information for Crescent Point’s 2021 Outlook, including capitalized G&A, reclamation activities, capital lease payments, operating expenses and royalties;
● Evaluation of returns to shareholders as market conditions permit in the context of a capital allocation framework, leverage targets and adjusted funds flow generation;

● The Company's liquidity and financial flexibility;
● NCIB expectations;
● The Company evaluating opportunities to further enhance its asset portfolio through strategic acquisitions and dispositions;
● The Company evaluating opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements;
● Estimated undiscounted cash flows to settle decommissioning liability;
● Further adjustments in light of the commodity price environment to protect the Company's balance sheet as necessary;
● Expected production, enhanced free cash flow and other attributes of the Kaybob Duvernay assets; and
● COVID-19 impacts and response measures.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.

CRESCENT POINT ENERGY CORP.	20

Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2020, 2019, 2018, 2017 and 2016 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
The Company retained McDaniel & Associates Consultants Ltd. ("McDaniel") to evaluate the reserves associated with the Kaybob Duvernay assets and prepare the related independent evaluators report (the "McDaniel Report").
The statement of reserves data and other oil and gas information, associated with the Kaybob Duvernay assets, set forth in this MD&A is dated February 11, 2021. The effective date of the reserves information provided for the Kaybob Duvernay assets herein is December 31, 2020, unless otherwise indicated, and the preparation date is February 11, 2021. McDaniel prepared the McDaniel Report in accordance with the standards contained in NI 51-101 and the COGE Handbook that were in effect at the relevant time. Production of approximately 30,000 boe/d associated with the Kaybob Duvernay assets consists of 57% condensate, 8% NGL and 35% shale gas. NI 51-101 includes condensate within the product type of natural gas liquids. The Company has disclosed condensate separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom.
The Company’s aggregate average production for the past eight quarters and the references to “natural gas” and “crude oil”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Light & Medium Crude Oil (bbl/d)	20,699	21,025	18,846	18,952	24,566	25,366	29,265	32,420
Heavy Crude Oil (bbl/d)	4,118	4,276	4,223	4,269	4,752	4,819	4,722	4,633
Tight Oil (bbl/d)	70,459	62,211	66,191	71,679	82,610	81,209	85,024	97,898
Total Crude Oil (bbl/d)	95,276	87,512	89,260	94,900	111,928	111,394	119,011	134,951

NGLs (bbl/d)	13,319	13,033	13,458	14,210	17,493	21,406	20,627	20,841

Shale Gas (Mcf/d)	53,198	52,370	50,776	57,254	54,312	56,446	76,979	79,284
Conventional Natural Gas (Mcf/d)	11,534	11,663	13,212	13,137	17,139	17,901	19,443	20,817
Total Natural Gas (Mcf/d)	64,732	64,033	63,988	70,391	71,451	74,347	96,422	100,101

Total (boe/d)	119,384	111,217	113,383	120,842	141,330	145,191	155,708	172,476

CRESCENT POINT ENERGY CORP.	21

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (1) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	22